FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425

under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,
OJSC “CenterTelecom”,
OJSC “UTK”,
OJSC “VolgaTelecom”,
OJSC “Uralsvyazinform”,
OJSC “SibirTelecom”,
OJSC “Far East Telecom”,
OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: March 3, 2010

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

March 1, 2010

RBC daily, Elizaveta Sergina

Booking the seats: Svyazinvest to increase the number of its appointees to the boards of cellular lower-tier subsidiaries

On the eve of the reorganization Svyazinvest is eager to increase the number of its representatives on the boards of directors of its cellular lower-tier subsidiaries up to 75%. Meanwhile late last year representatives of minority shareholders for the first time became board members of some of them. Svyazinvest promises that the practice of introducing independent directors as board members will be continued.

Two sources close to the holding indicated to RBC daily Svyazinvest’s intention to increase the number of its representatives on the boards of directors of cellular daughter companies. According to one of the sources, currently less than half of the representatives are designated by the holding. One of the sources is quoted as saying that “in future 75% of the directors are expected to represent the parent company”. Director of Svyazinvest’s External Communications Department Igor Pshenichnikov confirmed the increase in the number of directors representing Svyazinvest in the holding’s cellular lower-tier subsidiaries. “The strategy of Svyazinvest reorganization calls for managing all IRCs cellular assets by a single center — the managing company. And in this context reinforcing control over IRCs cellular assets through boards of directors of those companies will not be superfluous,” stated Mr. I. Pshenichnikov.

The idea of establishing a managing company for cellular business management was approved by Svyazinvest late last year. Mr. Alexey Nichiporenko was appointed the CEO of the managing company. Meanwhile, the IRCs will not be divested of their cellular assets until the reorganization, the RBC daily’s sources insisted, with one of them saying that establishment of a managing company is a technical requirement. “The cellular business should be consistently aligned,” the source stressed. The sources also said that as a result of the reorganization the fate of the branches managing the IRCs cellular business in the regions would be decided. “These branches are to be made separable and then each of them will merge with the respective regional lower-tier cellular subsidiary of the holding,” the sources spelled out.

Earlier it was expected that cellular assets would be subsequently united on the basis of SkyLink or Nizhegorodskaya Sotovaya Svyaz. The sources could not rule out forging an alliance with MegaFon which could further also take part in the creation of the “national champion” in telecommunications.

Mr. Alexander Shevchuk, Deputy Executive Director of the Investor Protection Association says that minority shareholders uphold the decision of Svyazinvest, pointing out that investors support introducing independent directors onto the board of directors of each of the holding’s cellular lower-tier subsidiaries. “Late last year representatives of minority shareholders were already appointed as members of the board of two companies, namely, Nizhegorodskaya Sotovaya Svyaz  and Baykalwestcom.” Igor Pshenichnikov says that Svyazinvest will continue the practice of introducing independent directors as members of the board of the cellular daughter companies. “The holding’s goal is to make the cellular asset management process transparent and compliant with “corporate governance standards,” he narrated.